[ SHEPPARD, MULLIN, RICHTER & HAMPTON LLP LETTERHEAD ]

April 20, 2007

VIA EDGAR CORRESPONDENCE AND OVERNIGHT COURIER

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E., Mail Stop 3561 Washington, D.C. 20549 Attention: H. Christopher Owings Assistant Director

Re:	DGSE Companies, Inc. Amendment No. 1 to Registration Statement on Form S-4 Filed April 9, 2007 File No. 333-140890

Dear Mr. Owings:

On behalf of DGSE Companies, Inc., we are responding to the comments in a letter from the Securities and Exchange Commission, dated April 18, 2007, addressed to Dr. L.S. Smith, Chairman and Chief Executive Officer of DGSE. The responses should be read in conjunction with Amendment No. 2 (the “Second Amendment”) to the above-referenced Registration Statement (the “Registration Statement”), also being filed on the date hereof. We sometimes refer to DGSE Companies, Inc. as “DGSE”.

To facilitate your review of DGSE’s responses to your comments, we have numbered the paragraphs in the following discussion to correspond to the numbering of the paragraphs of your letter dated April 18, 2007. DGSE’s responses to the comments are italicized.

Securities and Exchange Commission
April 20, 2007

We note that our firm had telephone conversations with Mara Ransom, Legal Branch Chief, on April 18 and 19, 2007. The responses to comments 1 and 2 reflect these conversations.

Form S-4

Support Agreements, page 69

1.
We note your response to prior comment 7 of our comment letter dated March 28, 2007 where you indicate that four of the individuals that have signed the Support Agreement are “sophisticated” and are “key employees of a company under common control with SIBL.” As indicated in Section VIII.A.9 of the Current Issues Outline (November 14, 2000), we have raised concerns about extending lock-up arrangements to persons who are not key executives or “blocking” shareholders of the target company. Your description of these four individuals leads us to believe that they do not fall into either of these categories. Please elaborate upon your discussion to explain exactly what role these individuals play at the “company under common control with SIBL” and how this role relates to Superior. Further, please tell us what role, if any, these individuals have played with respect to the proposed merger with DGSE.

Issuer’s Response

DGSE is withdrawing the shares being issued to the above-referenced four individuals that have signed the Support Agreement from registration under the Registration Statement. DGSE understands that the shares being issued to these individuals in the reorganization will constitute “restricted securities” for purposes of the SEC’s Rule 144 and will issue stock certificates to these individuals bearing appropriate restrictive legends.

Superior Proposal No. 2 - Appointment and Constitution of Stanford International Bank Ltd. as Stockholder Agent under the Merger Agreement and Escrow Agreement, page 85

2.
We note your response and related revisions to prior comment 8 in the comment letter dated March 28, 2007. It does not appear that you have addressed, either in your response or in your revisions, the second part of our comment asking you to explain what rights, if any, stockholders will cease to be able to exercise of their own accord as a result of the appointment of a stockholder agent under the Merger Agreement or Escrow Agreement.

Issuer’s Response

Superior Galleries, Inc. and DGSE have updated the joint proxy statement/prospectus included in the Registration Statement to elaborate on the reasons why a separate proposal is being presented to the Superior stockholders for the appointment of Stanford International Bank Ltd. as stockholder agent under the merger agreement and related escrow agreement. Please see the updated disclosure concerning Superior’s proposal no. 2 appearing on pages 85-86 of the Second Amendment.

Securities and Exchange Commission
April 20, 2007

Annex A

3. We note your response and related revisions to our prior comment 4 in the comment letter dated March 28, 2007, including the suggested language you provide in the correspondence to us dated April 2, 2007. In your discussions with Kurt Murao relating to the suggested language, we asked that you remove the sentence that begins “Some of the intervening changes . . .”. While it would appear that this language was removed in the paragraph you inserted on page 62, it was not removed here. Please revise this discussion to remove this sentence or tell us why you believe it is necessary.

Issuer’s Response

DGSE has updated the disclosure on page 62 of the Registration Statement to remove the sentence referenced above. Please see the first page of Annex A to the joint proxy statement/prospectus included in the Second Amendment.

* * * *

If you have any questions, please do not hesitate to contact the undersigned at (858) 720-8942.

Very truly yours, /s/ John J. Hentrich
SHEPPARD, MULLIN, RICHTER & HAMPTON LLP
W02-WEST:6AJE1\400287057.2

cc:	Securities and Exchange Commission
Mara Ransom, Legal Branch Chief (via email)

DGSE Companies, Inc.
Dr. L.S. Smith John Benson